Exhibit 8.4

[LETTERHEAD OF LUSE GORMAN POMERENK & SCHICK, P.C.]

October 19, 2007

Board of Directors

Patapsco Bancorp, Inc.

1301 Merritt Boulevard

Dundalk, MD 21222

Re:	Federal Tax Consequences of the Merger of Patapsco Bancorp, Inc. with and into Bradford Bancorp, Inc.

Ladies and Gentlemen:

You have requested an opinion as to the Federal income tax consequences of the following proposed transactions, pursuant to the Agreement and Plan of Merger, dated as of March 19, 2007 (the “Merger Agreement”), by and among New Bradford Bancorp, Inc., Bradford Bank MHC, Bradford Bancorp, Inc. (“Bradford Bancorp”), Bradford Bank, and Patapsco Bancorp, Inc. (“Patapsco Bancorp”):  Patapsco Bancorp will merge with and into Bradford Bancorp (the “Merger”), with Bradford Bancorp as the surviving entity, and the separate existence of Patapsco Bancorp will cease and all of the rights, privileges, powers, franchises, properties, assets, liabilities and obligations of Patapsco Bancorp will be vested in and assumed by Bradford Bancorp.  As part of the Merger, each share of Patapsco Bancorp will be converted into the right to receive, at the election of each Patapsco Bancorp stockholder, $23.00 in cash, 2.30 shares of Bradford Bancorp common stock or a combination of cash and Bradford Bancorp common stock.  As required by the Merger Agreement, 50 percent of Patapsco Bancorp shares will be converted into cash and 50 percent of Patapsco Bancorp shares will be exchanged for Bradford Bancorp common stock.  Capitalized terms used but not defined herein shall have the same meanings as such terms are defined in the Merger Agreement.

For purposes of this opinion, we have examined and are familiar with originals or copies, certified or otherwise identified to our satisfaction, of the Merger Agreement and such other documents as we have deemed necessary or appropriate in order to enable us to render the opinions below.  In our examination, we have assumed the genuineness of all signatures where due execution and delivery are requirements to the effectiveness thereof, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such copies. In rendering the opinion set forth below, we have relied, with the consents of Patapsco Bancorp and Bradford Bancorp, upon certain written representations of each of the parties hereto (which representations we have neither investigated nor verified).

Board of Directors

Patapsco Bancorp, Inc.

October 19, 2007

In rendering our opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, pertinent judicial authorities, interpretative rulings of the Internal Revenue Service and such other authorities as we have considered relevant. We have also assumed that the transactions contemplated by the Merger Agreement will be consummated strictly in accordance with the Merger Agreement.

Based solely upon and subject to the foregoing, it is our opinion that, under presently applicable law, the following will be the material Federal income tax consequences of the transaction.

OPINION

1.                                       The Merger will constitute a reorganization within the meaning of Section 368(a) of the Code.

2.                                       Patapsco Bancorp and Bradford Bancorp will each be a party to the reorganization within the meaning of Section 368(b) of the Code.

No assurances are or can be given that the Internal Revenue Service or the courts will agree with the foregoing conclusions, in whole or in part, although it is our opinion that they should.  While this opinion represents our considered judgment as to the proper Federal income tax treatment to the parties concerned based upon the law as it exists as of the date of this letter, and the facts as they were presented to us, it is not binding on the Internal Revenue Service or the courts.  In the event of any change to the applicable law or relevant facts, we would, of necessity, need to reconsider our views.

Sincerely,

/s/ Luse Gorman Pomerenk & Schick, P.C.
LUSE GORMAN POMERENK & SCHICK, P.C.

A Professional Corporation